May 31, 2018

VIA EDGAR AND HAND DELIVERY

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Mail Stop 3561

Re:                             Cole Office & Industrial REIT (CCIT II), Inc.

Schedule TO-T

Filed May 22, 2018 by Comrit Investments 1, Limited Partnership

File No. 005-90480

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff  (the “Staff”) of the Securities and Exchange Commission in your May 30, 2018 letter (the “Comment Letter”) concerning the above-referenced filing (the “Schedule TO”).

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T

1.                                      A total of 3.4 million shares of both Class A and Class T common stock is collectively sought in a single tender offer. The elective combining of two separate classes of shares into a single class by the Purchaser, however, is inconsistent with the framework and disclosure requirements under Section 14(d) and Regulations 14D and 14E. The federal regulatory requirements regulating tender offers apply on a class-by-class basis. Consequently, it is unclear how the Purchaser’s disclosure complies with Item 4 of Schedule TO, and more specifically, Rule 1004(a)(1)(i) of Regulation M-A, given the failure to separately quantify the total number of shares of Class A and Class T common stock sought.  In addition, it is equally unclear how the Purchaser would calculate a percentage increase or decrease in the “class” of securities being sought under Rule 14e-1(b), or how it reasoned, on its own initiative, to modify the Rule 14d-8 pro ration requirement.  Please advise and/or revise.

The Purchaser respectfully submits that the Class A and Class T common stock of Cole Office & Industrial REIT (CCIT II), Inc. (the “REIT”) are not separate “classes” of stock as contemplated by Item 4 of Schedule TO and Rule 1004(a)(1)(i) of Regulation M-A. While the term “class” is not defined by those provisions, Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) describes a class as “securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” Set forth below is a discussion of the characteristics, rights and privileges of the REIT’s Class A and Class T common stock that require treatment of the two groups of shares as one “class” for purposes of Regulations 14D and 14E of the Exchange Act.

The REIT has not historically treated its Class A and Class T common stock as separate classes of stock. As the REIT notes in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”), the Class A stock and Class T stock have similar voting rights, although the amount of the distributions are expected to differ due to the distribution and stockholder servicing fees payable in connection with the Class T stock. In addition, the REIT’s Articles Supplementary to its Articles of Amendment and Restatement state that, other than the exceptions noted in the preceding sentence with respect to distributions and servicing fees, the Class T shares “have identical preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption” as the Class A shares. Further, the REIT’s periodic filings set forth only one net asset value for both the Class A and Class T stock, upon which the REIT bases and reports one assumed per share market value for all of its common stock, since the REIT has no established trading market.

The treatment of the Class A and Class T stock as a single class of common stock is also consistent with the protections afforded to investors under the “best price rule,” which in the case of a third party tender offer is promulgated under Rule 14d-10 of the Exchange Act, and is otherwise consistent with the Commission’s goal of investor protection. The Purchaser intends to conduct the tender offer as a means of providing liquidity to the REIT’s shareholders. As the REIT itself notes in its 2017 Form 10-K, “shares of our common stock should be considered illiquid and a long-term investment, and our stockholders must be prepared to hold their shares of our common stock for an indefinite length of time.” Given such limited liquidity, the universal price per share applied to all of the REIT’s common stock, and the extraordinary per share costs of using a tender offer as the means for purchasing the shares, the Purchaser believes that conducting a tender offer only for Class A shares would unfairly penalize holders of the Class T shares by locking them out of a potential liquidity opportunity, and arguably run afoul of the requirements of Rule 14-10 to conduct the tender offer on a uniform and open basis among all shareholders.

On a related note, there would be no benefit to shareholders of treating the Class A and Class T shares as separate classes of stock for purposes of the proration requirement of Rule 14d-

8. If proration of each group of tendered common stock were required under the tender offer, treating the two groups as separate classes would create significant uncertainty and potentially materially prejudice holders of the Class T shares.

In light of the foregoing, we believe it is in the best interests of the holders of the REIT’s common stock and the investing public at large, as well as consistent with the protections afforded under Item 4 of Schedule TO and Rule 1004(a)(1)(i) of Regulation M-A, to treat the Class A stock and the Class T stock as a single class of common stock of the REIT.

*              *              *              *              *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

/s/ Ziv Sapir

Ziv Sapir
Comrit Investments 1, LP

cc:                                Amos W. Barclay, Esq. (Holland & Hart LLP)